KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 12 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In Millions Except Ratio Amounts)

	Six Months Ended	Six Months Ended
	June 30, 2011	June 30, 2010
Earnings: Pre-tax income from continuing operations before adjustment for noncontrolling interests and equity earnings (including amortization of excess cost of equity investments) per statements of income	$456.2	$507.5
Add:
Fixed charges	279.2	258.7
Amortization of capitalized interest	2.1	2.0
Distributed income of equity investees	135.7	101.9
Less:
Interest capitalized from continuing operations	(5.9)	(7.1)
Noncontrolling interests in pre-tax income of subsidiaries with no fixed charges	(0.2)	(0.1)
Income as adjusted	$867.1	$862.9

Fixed charges: Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$268.1	$248.0
Add:
Portion of rents representative of the interest factor	11.1	10.7
Fixed charges	$279.2	$258.7

Ratio of earnings to fixed charges	3.11	3.34